CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1933
For the month of March 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 14, 2006	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 123,960
MILLION DURING THE FIRST TWO MONTHS OF 2006
Medellín, COLOMBIA. March 14, 2006
BANCOLOMBIA reported accumulated unconsolidated net income of Ps 123,960 million as of February 28, 2006. For the first two months of 2006, the total net interest, including investment securities amounted to Ps 261,224 million. Additionally, total net fees and income from services amounted to Ps 84,922 million.
Total assets amounted to Ps 23.78 trillion in February 2006, total deposits totaled Ps 14.12 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 3.34 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 3.06% as of February 28, 2006, and the level of allowance for past due loans was 139.02%.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian Financial System in February 2006 was as follows: 17.2% of total deposits, 21.0% of total net loans, 17.6% of total savings accounts, 19.2% of total checking accounts and 14.9% of total time deposits.
*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Mauricio Botero
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866

February 2006

BANCOLOMBIA S.A.			Growth
BALANCE SHEET	As of		Feb06/Jan06
(Ps Millions)	Jan-06	Feb-06	$	%

ASSETS
Cash and due from banks	1.464.108	979.611	-484.497	-33,09%
Overnight funds sold	44.774	34.756	-10.018	-22,37%
Total cash and equivalents	1.508.882	1.014.367	-494.515	-32,77%

Debt securities	6.640.538	6.919.420	278.882	4,20%
Trading	4.188.329	4.467.495	279.166	6,67%
Available for Sale	1.339.522	1.338.212	-1.310	-0,10%
Held to Maturity	1.112.687	1.113.713	1.026	0,09%
Equity securities	876.498	884.161	7.663	0,87%
Trading	8.303	12.323	4.020	48,42%
Available for Sale	868.195	871.838	3.643	0,42%
Market value allowance	-59.924	-59.783	141	-0,24%
Net investment securities	7.457.112	7.743.798	286.686	3,84%

Commercial loans	9.907.866	10.025.386	117.520	1,19%
Consumer loans	2.064.461	2.082.815	18.354	0,89%
Small business loans	113.243	112.948	-295	-0,26%
Mortgage loans	1.467.114	1.488.424	21.310	1,45%
Allowance for loans and financial leases losses	-567.891	-578.944	-11.053	1,95%
Net total loans and financial leases	12.984.793	13.130.629	145.836	1,12%

Accrued interest receivable on loans	153.232	165.125	11.893	7,76%
Allowance for accrued interest losses	-8.375	-7.889	486	-5,80%
Net total interest accrued	144.857	157.236	12.379	8,55%

Customers’ acceptances and derivatives	134.206	131.608	-2.598	-1,94%
Net accounts receivable	241.340	280.794	39.454	16,35%
Net premises and equipment	335.999	334.042	-1.957	-0,58%
Foreclosed assets	28.776	25.719	-3.057	-10,62%
Prepaid expenses and deferred charges	23.498	16.427	-7.071	-30,09%
Goodwill	49.071	47.184	-1.887	-3,85%
Other	242.310	251.065	8.755	3,61%
Reappraisal of assets	672.400	644.785	-27.615	-4,11%

Total assets	23.823.244	23.777.654	-45.590	-0,19%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3.184.831	3.119.101	-65.730	-2,06%
Checking accounts	2.867.395	2.861.167	-6.228	-0,22%
Other	317.436	257.934	-59.502	-18,74%

Interest bearing	11.126.369	11.003.899	-122.470	-1,10%
Checking accounts	281.577	321.475	39.898	14,17%
Time deposits	3.113.501	3.187.422	73.921	2,37%
Savings deposits	7.731.291	7.495.002	-236.289	-3,06%

Total deposits	14.311.200	14.123.000	-188.200	-1,32%
Overnight funds	709.843	875.605	165.762	23,35%
Bank acceptances outstanding	59.824	50.093	-9.731	-16,27%
Interbank borrowings	2.056.058	2.124.330	68.272	3,32%
Borrowings from domestic development banks	1.006.928	959.642	-47.286	-4,70%
Accounts payable	578.979	487.172	-91.807	-15,86%
Accrued interest payable	130.837	127.642	-3.195	-2,44%
Other liabilities	334.220	338.127	3.907	1,17%
Bonds	1.175.579	1.110.473	-65.106	-5,54%
Accrued expenses	175.727	240.161	64.434	36,67%

Total liabilities	20.539.195	20.436.245	-102.950	-0,50%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363.914	363.914	0	0,00%

Retained earnings	1.647.712	1.722.639	74.927	4,55%
Appropiated	1.598.679	1.598.679	0	0,00%
Unappropiated	49.033	123.960	74.927	152,81%

Reappraisal and others	1.208.972	1.183.108	-25.864	-2,14%
Gross unrealized gain or loss on debt securities	63.451	71.748	8.297	13,08%

Total shareholder’s equity	3.284.049	3.341.409	57.360	1,75%
Total liabilities and shareholder’s equity	23.823.244	23.777.654	-45.590	-0,19%

February 2006

BANCOLOMBIA S.A.
INCOME STATEMENT	Accumulated		Month		Growth
(Ps Millions)	Jan-06	Feb-06	Jan-06	Feb-06%

Interest income and expenses
Interest on loans	139.650	279.438	139.650	139.788	0,10%
Interest on investment securities	51.099	99.021	51.099	47.922	-6,22%
Overnight funds	1.981	4.026	1.981	2.045	3,23%
Total interest income	192.730	382.485	192.730	189.755	-1,54%

Interest expense
Checking accounts	685	1.273	685	588	-14,16%
Time deposits	16.551	34.008	16.551	17.457	5,47%
Savings deposits	20.082	37.307	20.082	17.225	-14,23%
Total interest on deposits	37.318	72.588	37.318	35.270	-5,49%

Interbank borrowings	8.982	17.628	8.982	8.646	-3,74%
Borrowings from domestic development banks	5.167	10.232	5.167	5.065	-1,97%
Overnight funds	2.877	5.454	2.877	2.577	-10,43%
Bonds	7.945	15.359	7.945	7.414	-6,68%
Total interest expense	62.289	121.261	62.289	58.972	-5,33%

Net interest income	130.441	261.224	130.441	130.783	0,26%
Provision for loan and accrued interest losses, net	(18.258)	(29.673)	(18.258)	(11.415)	-37,48%
Recovery of charged-off loans	7.141	9.915	7.141	2.774	-61,15%
Provision for foreclosed assets and other assets	(1.362)	(2.698)	(1.362)	(1.336)	-1,91%
Recovery of provisions for foreclosed assets and other assets	1.358	8.041	1.358	6.683	392,12%

Total net provisions	(11.121)	(14.415)	(11.121)	(3.294)	-70,38%
Net interest income after provision for loans and accrued interest losses	119.320	246.809	119.320	127.489	6,85%

Commissions from banking services and other services	4.671	9.496	4.671	4.825	3,30%
Electronic services and ATM’s fees, net	6.960	13.187	6.960	6.227	-10,53%
Branch network services, net	4.099	8.181	4.099	4.082	-0,41%
Collections and payments fees, net	5.145	10.184	5.145	5.039	-2,06%
Credit card merchant fees, net	822	1.508	822	686	-16,55%
Credit and debit card fees, net	19.635	38.686	19.635	19.051	-2,97%
Checking fees, net	4.599	9.375	4.599	4.776	3,85%
Check remittance, net	927	1.821	927	894	-3,56%
International operations, net	1.676	3.396	1.676	1.720	2,63%
Total fees and other service income	48.534	95.834	48.534	47.300	-2,54%

Other fees and service expenses	(5.516)	(10.912)	(5.516)	(5.396)	-2,18%
Total fees and income from services, net	43.018	84.922	43.018	41.904	-2,59%

Other operating income
Net foreign exchange gains	(3.103)	(10.538)	(3.103)	(7.435)	139,61%
Forward contracts in foreign currency	11.633	21.035	11.633	9.402	-19,18%
Gains on sales of investments on equity securities	—	—	—	—	0,00%
Dividend income	24	52.628	24	52.604	219083,33%
Communication, rent payments and others	129	252	129	123	-4,65%
Total other operating income	8.683	63.377	8.683	54.694	529,90%

Total income	171.021	395.108	171.021	224.087	31,03%
Operating expenses
Salaries and employee benefits	42.857	88.015	42.857	45.158	5,37%
Bonus plan payments	2.087	6.289	2.087	4.202	101,34%
Compensation	149	298	149	149	0,00%
Administrative and other expenses	51.577	103.413	51.577	51.836	0,50%
Deposit security, net	4.272	9.744	4.272	5.472	28,09%
Donation expenses	13	26	13	13	0,00%
Depreciation	6.916	12.321	6.916	5.405	-21,85%
Total operating expenses	107.871	220.106	107.871	112.235	4,05%

Net operating income	63.150	175.002	63.150	111.852	77,12%
Merger expenses	3.103	5.104	3.103	2.001	-35,51%
Goodwill amortization Banco de Colombia	1.887	3.774	1.887	1.887	0,00%
Non-operating income (expense)
Other income	3.518	9.320	3.518	5.802	64,92%
Other expense	(3.775)	(8.696)	(3.775)	(4.921)	30,36%
Total non-operating income	(257)	624	(257)	881	-442,80%
Income before income taxes	57.903	166.748	57.903	108.845	87,98%
Income tax expense	(8.870)	(42.788)	(8.870)	(33.918)	282,39%

Net income	49.033	123.960	49.033	74.927	52,81%